UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 5

                                 OMB APPROVAL
                            OMB Number:  3235-0362
                         Expires:  September 30, 1998
               Estimated average burden hours per response:  1.0

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                  Section 17(a) of the Public Utility Holding
  Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(     )   Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).
(     )   Form 3 Holdings Reported
(  x   )  Form 4 Transactions Reported

 1.  Name and Address of Reporting Person*

     Last, First, Middle:  Newmont Mining Corporation


     Street:  1700 Lincoln Street

     City, State, Zip:  Denver, CO  80203
 2.  Issuer Name and Ticker or Trading Symbol

     Newmont Gold Company

 3.  IRS or Social Security Number of Reporting Person (Voluntary)

 4.  Statement for Month/Year

     December 31, 1996

 5.  If Amendment, Date of Original (Month/Year)


 6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

     ( ) Director  (x) 10% Owner ( ) Officer (give title below)
     ( ) Other (specify below)



 7.  Individual or Joint/Group Reporting (Check Applicable Line)

     (     ) Form filed by One Reporting Person
     (     ) Form filed by More than One Reporting Person



*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

                       Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
          1. Title of Security                                            2. Transaction Date          3.  Transaction
             (Instr. 3)                                                      (Month/Day/Year)              Code
                                                                                                           (Instr. 8)

  (1)
  (2)

  (3)
  (4)





                                                      Table I -- Continued
          1. Title of Security                                                             4. Securities Acquired (A)
             (Instr. 3)                                                                       or Disposed of (D)
                                                                                              (Instr. 3, 4 and 5)


                                                                                                          (A) or
                                                                                           Amount         (D)      Price

  (1)
  (2)
  (3)

  (4)









                                                      Table I -- Continued
          1. Title of Security                           5.  Amount of         6.  Ownership Form:    7. Nature of Indirect
             (Instr. 3)                                      Securities            Direct (D) or         Beneficial Ownership
                                                             Beneficially          Indirect (I)          (Instr. 4)
                                                             Owned at End          (Instr. 4)
                                                             of Month
                                                             (Instr. 3 and
                                                             4)

  (1)
  (2)

  (3)
  (4)


   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                         Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                 (e.g., puts, calls, warrants, options, convertible securities)
         1.  Title of Derivative                                2. Conversion or     3. Transaction Date    4.  Transaction
             Security                                              Exercise Price       (Month/Day/Year)        Code
             (Instr. 3)                                            of Derivative                                (Instr. 8)
                                                                   Security

  (1)    Options (Right to buy)                                            $54.94           3/31/96                 J4
  (2)

  (3)





                                                     Table II -- Continued
          1. Title of Derivative                                          5. Number of Deriv-       6.  Date Exercisable
             Security                                                        ative Securities           and Expiration Date
             (Instr. 3)                                                      Acquired (A) or            (Month/Day/Year)
                                                                             Disposed of (D)
                                                                             (Instr. 3, 4 and 5)

                                                                                                    Date           Expiration
                                                                          (A)           (D)         Exercisable    Date

  (1)     Options (Right to buy)                                            55,000                    1/24/96       1/24/06

  (2)
  (3)


                                                     Table II -- Continued
         1.  Title of Derivative                                       7. Title and Amount of                  8.  Price of
             Security                                                     Underlying Securities                    Derivative
             (Instr. 3)                                                   (Instr. 3 and 4)                         Security
                                                                                                                   (Instr. 5)
                                                                                                Amount or
                                                                                                Number of
                                                                       Title                    Shares

  (1)    Options (Right to buy)                                        Common                         55,000

  (2)
  (3)

                                                     Table II -- Continued
         1.  Title of Derivative                                        9. Number of       10. Ownership      11. Nature of
             Security                                                      Derivative          Form of           Indirect
             (Instr. 3)                                                    Securities          Derivative        Beneficial
                                                                           Beneficially        Security:         Ownership
                                                                           Owned at End        Direct (D)        (Instr. 4)
                                                                           of Month            or Indirect
                                                                           (Instr. 4)          (I)
                                                                                               (Instr. 4)

  (1)    Options (Right to buy)                                                   55,000           D
  (2)

  (3)





Explanation of Responses:

* All of the reported transactions relate to the common stock options (the "NGC Options") granted by Newmont Gold Company (the "Issuer") to Newmont Mining Corporation ("NMC") in connection with a transaction entered into by NMC and the Issuer on March 18, 1994 to combine the operations of NMC and the Issuer, effective as of January 1, 1994. The NGC Option grants reported herein result from grants of comparable employee stock options of NMC.










/s/ Timothy J. Schmitt, Vice President and Secretary            02/19/97
**Signature of Reporting Person                                 Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.